Exhibit 99.6

CONSENT OF KAPPES, CASSIDAY & ASSOCIATES.

We refer to our report auditing the resources at the Dolores Gold-Silver Project Chihuahua, Mexico, dated February 27, 2006, (“the Report”).

We hereby consent to the filing, use, and incorporation by reference of, the Report and the references to our name in the Minefinders Corporation Ltd. Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Sincerely,

Kappes, Cassiday & Associates

Michael W. Cassiday          .

Michael W. Cassiday

_______________________.

Reno, NV USA

March 31, 2006                    .